Exhibit 102.D Legal Proceedings.

   An order was entered in this regard on August 24, 1995 dismissing Rabnud Corp., Ringbarr Corp. and Louis Dunbar v. Michael Norrito, Forsom Management Co., Michael Fanger, Mark Weiss, Medallion Funding Corp. and Freshstart Venture Capital Corp. in its entirety as against Freshstart Venture Capital Corp. Notice of entry of the subject order was duly served upon all appropriate parties. To date, no appeal from the subject order has been filed and the statutory time period for the filing of same has expired.
In the opinion of the registrant's counsel, this matter is now terminated with prejudice preventing the plaintiffs from re-commencing same.


FVC\NSAR.E95